UNITED STATES
			SECURITIES AND EXCHANGE COMMISSION
				Washington, DC 20549

				FORM 12b-25

			NOTIFICATION OF LATE FILING

		    Commission File Number: 333-144681

  Form 10-K

  Form 20-F

  Form 11-K

X Form 10-Q
  Form 10-D

  Form N-SAR

  Form N-CSR


For the Period Ended: January 31, 2012

  Transition Report on Form 10-K
  Transition Report on Form 20-F
  Transition Report on Form 11-K
  Transition Report on Form 10-Q
  Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

				PART I
			REGISTRANT INFORMATION

			Nevaeh Enterprises Ltd.
			Full name of Registrant

				N/A
			Former name if applicable


		58 Dongcheng District, Beijing, China 100027
		Address of principal executive office



				PART II
			RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

X (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


   (c) The accountant s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

				PART III
				NARRATIVE

Management deems additional time necessary in order to ensure full and complete and accurate disclosure.

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				PART IV
			   OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Qi Tang, Telephone Number: 949-419-6588

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

X Yes      _ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

o Yes      X No


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			Nevaeh Enterprises Ltd.
 		(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 15, 2012

By:
	/s/ Qi Tang

Name:

Qi Tang

Title:

President



ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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